Exhibit 99.1

GW Pharmaceuticals PLC Director/PDMR Shareholding

GW Pharmaceuticals PLC ("GW Pharmaceuticals" or the "Company", “GW”)

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

Cambridge, UK, 15 February 2016: GW Pharmaceuticals (NASDAQ: GWPH, AIM: GWP) hereby provides notification that the Company has today granted the following awards to Directors over the Company’s Ordinary shares (“Shares”) in the form of options (“Awards”) under the GW Pharmaceuticals plc Long-Term Incentive Plan, which was approved by shareholders on 18 March 2008:

Name	Number of Ordinary Shares under this Option Award	Equivalent number of ADS’s under this Option Award
Justin Gover	739,037	61,586
Julian Gangolli	668,024	55,669
Dr Geoffrey Guy	631,344	52,612
Dr Stephen Wright	288,285	24,024
Chris Tovey	254,754	21,229
Adam George	234,649	19,554

25% of the Awards are in the form of market-priced options, whereby the options have an exercise price equivalent to the market price at market close on the day prior to grant ($44.64 per ADS, equivalent to 257 pence per Ordinary Share). These options become exercisable on the third anniversary of the date of grant. Future gains upon exercise of these options will be linked to the extent of share price growth over the vesting period. The Remuneration Committee consider that this element of the Awards will help to ensure continuing alignment between executive and shareholders’ interests.

50% of the Awards are in the form of Performance stock options, whereby the options will vest upon the third anniversary of the date of grant subject to certain corporate performance conditions having been achieved. In this case, vesting of half of the Performance stock options will occur upon receipt from FDA of their confirmation of acceptance of an Epidiolex NDA filing and half will vest upon FDA grant of Epidiolex regulatory approval. The Remuneration Committee considers these particular milestones to be the most important elements of our agreed strategy and the key value drivers for the business at this time.

25% of the Awards are in the form of Restricted stock options whereby these options are subject to a four year service condition and vesting period. 25% of the options will vest on each anniversary of the date of grant over the next four years. The Remuneration Committee consider that this element of the Awards should help to ensure retention of our team of executive Directors, a key factor for GW’s future success.

In general, the Awards may be exercised at any time between the vesting date and the tenth anniversary of the date of grant. Our US based Directors will be required to exercise their Performance stock and Restricted stock options within six months of the vesting date. The exercise price of the Performance stock option and Restricted stock options is 0.1p per Ordinary Share, being the par value of the Shares. Awards which do not vest at the end of the vesting period will lapse permanently.

Following this Award, the total number of Options held by each of the executive Directors is as follows:

Name	Total number of Ordinary Shares over which option awards are now held:	Equivalent number of ADS’s over which option awards are now held:
Justin Gover	1,430,117	119,176
Julian Gangolli	927,269	77,272
Dr Geoffrey Guy	1,392,423	116,035
Dr Stephen Wright	1,305,733	108,811
Chris Tovey	743,377	61,948
Adam George	813,818	67,818

For further information, please contact:

GW Pharmaceuticals PLC	+44 (0)1980 557 000
Adam George, Company Secretary

Peel Hunt LLP (Nominated Adviser)
James Steel/Oliver Jackson	+44 (0) 20 7418 8900